



07069785

Executed Copy

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from   to

Commission File number: 1-13546

A.   Full title of the plan and the address of the plan, if different from that of the issuer named
below:

STMicroelectronics, Inc. 401(k) Savings Plan
c/o STMicroelectronics, Inc.
1310 Electronics Drive
Carrollton, Texas 75006-5039

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal
executive office:

STMicroelectronics N.V.
39, chemin du Champ-des-Filles
1228 Plan-les-Ouates
Geneva, Switzerland

PROCESSED

JUL 0 5 2007

THOMSON
FINANCIAL

STMicroelectronics, Inc. 401(k) Savings Plan

TABLE OF CONTENTS

STMicroelectronics, Inc.
401(k) Savings Plan

Financial Statements and
Supplemental Schedule
As of December 31, 2006 and 2005
and for the year ended December 31, 2006

STMicroelectronics, Inc.
401(k) Savings Plan

Contents



BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Report of Independent Registered Public Accounting Firm

To the Participants and Retirement Committee of the
STMicroelectronics, Inc. 401(k) Savings Plan
Carrollton, Texas

We have audited the accompanying statements of net assets available for plan benefits of the
STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2006 and 2005, and
the related statement of changes in net assets available for plan benefits for the year ended
December 31, 2006. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company
Accounting Oversight Board (United States). These standards require that we plan and perform the
audits to obtain reasonable assurance about whether the financial statements are free of material
misstatement. An audit includes consideration of internal control over financial reporting as a basis
for designing audit procedures that are appropriate in the circumstances, but not for the purposes of
expressing an opinion on the effectiveness of the Company's internal control over financial
reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statements, assessing the
accounting principles used and significant estimates made by management, as well as evaluating
the overall financial statement presentation. We believe that our audits provide a reasonable basis
for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the
net assets available for plan benefits of the STMicroelectronics, Inc. 401(k) Savings Plan as of
December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year
ended December 31, 2006, in conformity with accounting principles generally accepted in the
United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements
taken as a whole. The Schedule of Assets Held for Investment Purposes as of December 31, 2006 is
presented for the purpose of additional analysis and is not a required part of the basic financial
statements but is supplementary information required by the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974. This supplemental schedule is the responsibility of the Plan's management. The
supplemental schedule has been subjected to the auditing procedures applied in the audit of the
basic financial statements and, in our opinion, is fairly stated in all material respects in relation to
the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
June 25, 2007

STMicroelectronics, Inc.
401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2006	2005
Assets		
Investments, at fair value as determined by quoted market prices:		
Mutual funds	$ **273,604,727**	$ 228,127,487
Investments, at estimated fair value:		
Money market fund	**40,785,946**	37,422,917
STMicroelectronics N.V. Stock Fund	**11,507,632**	12,946,051
Participant loans	**10,607,366**	9,812,770
Total investments at estimated fair value	**62,900,944**	60,181,738
Net assets available for plan benefits	$ **336,505,671**	$ 288,309,225

See accompanying notes to financial statements

STMicroelectronics, Inc.
401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31.	2006
Additions	
Investment income:	
Interest and dividends	$ 26,400,094
Net appreciation in fair value of investments	7,791,403
Total investment income	34,191,497
Contributions:	
Employer contributions	12,070,937
Participant contributions	19,684,589
Total contributions	31,755,526
Total additions	65,947,023
Deductions	
Benefits paid to participants	17,692,590
Administrative expenses	57,987
Total deductions	17,750,577
Net increase in net assets available for plan benefits	48,196,446
Net assets available for plan benefits, beginning of year	288,309,225
Net assets available for plan benefits, end of year	$ 336,505,671

See accompanying notes to financial statements

STMicroelectronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

---

1. Plan Description

The following description of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Plan participants should refer to the plan document for a more comprehensive description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) savings plan adopted on January 1, 1988 for the benefit of eligible employees of STMicroelectronics, Inc. ("STM/Company/Employer"). The Plan was established to provide for voluntary contributions by participants, and automatic and matching contributions by the Employer. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

Administration - The Company is responsible for the administration and operation of the Plan. Fidelity Institutional Retirement Services Company, Inc. serves as the plan's recordkeeper for the plan years ended December 31, 2006 and 2005. Fidelity Management Trust Company is the Plan's trustee and responsible for the custody and management of the Plan's assets.

Eligibility - As of January 1, 2001, all employees of STM who are at least 18 years of age are eligible to participate in the Plan. Employees who are excluded from participating in the Plan are: (i) employees who are leased (as defined under code 414(n) of the Internal Revenue Service); (ii) an employee who is not a citizen of the United States, was transferred from employment with an affiliated company to employment with STM for temporary expatriate service in the Untied States and was not a participant in the superseded plan on December 31, 1995; (iii) an employee who is an intern or co-op participating in an intern or co-op program; or (iv) an employee who is bound by a collective bargaining agreement.

Contributions - Eligible employees may contribute up to 75% (or such lesser percentage as the President of the Company may specify from time to time), including catch-up contributions, of their compensation each pay period up to an annual before tax dollar limitation in accordance with the Internal Revenue Service. The Internal Revenue Service Limitations were $15,000 and $14,000 for 2006 and 2005, respectively with an additional $5,000 and $4,000 catch-up for employees 50 or older during the calendar

years 2006 and 2005, respectively. Employer contributions are made by STM each payroll period of 100% of the participant's contribution up to 4% of participant's eligible compensation. An additional contribution is made by STM of 1% to 3% of each participant's eligible compensation, based on a participant's length of service. Rollover contributions are also made from a participant's personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions at any time.

Participant Accounts - Each participant's account is credited with the participant's contributions, contributions by STM, and net earnings of the Plan. Plan earnings are allocated based on the number of shares in each participant's account in each investment fund.

Vesting - Participants are fully vested in their contributions and the earnings thereon. A participant who has been credited with an hour of service after December 31, 2000 shall be 100% vested in Employer contributions and earnings thereon. Prior to December 31, 2000, participants vested in Employer contributions and earnings thereon, as reflected in the following vesting schedule:

Years of Service	Vesting Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Benefit Payments - In-service withdrawals of pre-tax contributions are only allowed in cases of proven hardship. After-tax and rollover contributions can be withdrawn at any time. In addition, under certain circumstances relating to plans from previous acquisitions, a participant who has attained 59½ may at any time make a withdrawal of all or any portion of the amount credited to their prior plan elective deferral account. Otherwise, a participant cannot withdraw any STM contributions until termination of employment.

Upon termination of employment, retirement or death, participants or beneficiaries may elect to receive a single lump sum payment equal to the vested value of the participant's account, or rollover all or part of the vested account balance into an IRA or another qualified plan, as defined in the Plan document.

Forfeitures - Upon termination of service, a participant forfeits any non-vested employer matching or automatic contributions and earnings thereon. Such forfeitures are used to reduce future contributions by STM. Forfeitures totaled approximately $47,000 for the year ended December 31, 2006.

Plan Termination - Although it has not expressed any intent to do so, STM has the right under the Plan to discontinue contributions and may elect to terminate the Plan at any time, subject to the provisions of the plan document and ERISA. In the event of termination, partial termination, or discontinuance of the Plan, the Plan is required to pay any outstanding employer contribution due under the Plan and each participant shall be 100% vested in the Plan.

Administrative Expenses - STM pays all administrative expenses of the Plan, except for participant loans fees, which are paid by each respective participant.

Participant Loans - The Plan allows for participant loans. A loan made to a Plan participant shall be in an amount that is not less than $1,000 and not more than 50% of the vested interest in the participant's account up to $50,000. Loans bear interest at a range of 4.0% to 8.25% and are collateralized by the borrower's assignment of rights to their available account, as acknowledged by a promissory note. Repayments are generally made over a maximum five-year period.

Investment Options - As of December 31, 2006, participants of the Plan may allocate contributions among 37 investment options. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time. The maximum employee contribution to the STMicroelectronics N.V. Stock Fund is set at 25% of eligible compensation.

2. Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at December 31, 2006 and 2005 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2006. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could mater0069ally affect participant account balances and the amounts reported in the statement of net assets available for plan benefits.

Investment Valuation and Income Recognition - Mutual funds are valued at the net asset value (fair value) per unit (share) of the fund or the portfolio. The fair value has been measured by quoted market prices in an active market. The money market funds are valued at cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate their fair value. The STMicroelectronics N.V. Stock Fund consists of corporate common stock that is valued at quoted market prices and interest bearing cash, both of which approximate fair value.

Income is recognized when earned and expenses are recorded when incurred.

Investment Income - Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

Net Appreciation (Depreciation) in Fair Value - The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation of those investments.

3. Investments

The fair values of individual investments that represent five percent or more of the Plan's net assets available for plan benefits at December 31, 2006 and 2005 were as follows:

	2006	2005
Fidelity Puritan Fund*	$ -	$ 14,456,150
Fidelity Magellan Fund	32,527,254	37,162,265
Fidelity Contrafund	51,786,057	49,749,294
Fidelity Diversified International Fund	32,029,871	23,632,595
Fidelity Retirement Government Money Market Portfolio	40,785,946	37,422,917
Spartan U.S. Equity Index Fund	26,475,708	24,789,207
Total investments above 5%	183,604,836	187,212,428
Total investments below 5%	152,900,835	101,096,797
Total investments	$ 336,505,671	$ 288,309,225

*The Fidelity Puritan Fund fell below the 5% threshold in 2006

During the Plan year ended December 31, 2006, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $7,791,403 as follows:

Mutual funds	$ 9,229,822
STMicroelectronics N.V. Stock Fund	(1,438,419)
Net realized and unrealized appreciation in fair value of investments	$ 7,791,403

4. Concentration of Credit Risk

Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund. The quality of investments held in the fund portfolio reflects the expertise of the fund managers.

5. Party-In-Interest Transactions

Certain investments of the Plan are shares of funds managed by Fidelity Investments, Inc., a related party of Fidelity Management Trust Company. Fidelity Management Trust Company is the Plan's trustee, and therefore, these transactions are considered exempt party-in-interest transactions. In addition, the Plan investments include purchases and sales of stock in STMicroelectronics N.V., the parent company of the Plan sponsor.

6. Tax Status

The Plan obtained its latest determination letter on November 26, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for federal or state income taxes has been included in the Plan's financial statements.

Supplemental Schedule

STMicroelectronics, Inc.
401(k) Savings Plan

Schedule of Assets Held for Investment Purposes as of December 31, 2006

EIN: 04-2495946
Plan Number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Collateral, Par or Maturity Value	(d) Number of Shares	(e) Current Value
**	STMicroelectronics N.V. Stock Fund	Stock Fund	890,406	$ 11,507.632
	UAM FMA Small Company Portfolio	Mutual Fund	413,154	8,717,555
*	Fidelity Puritan Fund	Mutual Fund	810,457	16,184,825
*	Fidelity Magellan Fund	Mutual Fund	363,352	32,527,254
*	Fidelity Contrafund	Mutual Fund	794,265	51,786,057
*	Fidelity International Discovery Fund	Mutual Fund	171,438	6,500,929
*	Fidelity Diversified International Fund	Mutual Fund	866,844	32,029,871
*	Fidelity Export & Multinational Fund	Mutual Fund	66,489	1,527,920
*	Fidelity Retirement Government Money Market	Mutual Fund	40,785,946	40,785,946
*	Fidelity Freedom Income Fund	Mutual Fund	48,788	563,016
*	Fidelity Freedom 2000 Fund	Mutual Fund	44,372	552,879
*	Fidelity Freedom 2005 Fund	Mutual Fund	5.150	59,793
*	Fidelity Freedom 2010 Fund	Mutual Fund	223,822	3,272,276
*	Fidelity Freedom 2015 Fund	Mutual Fund	145,739	1,778,020
*	Fidelity Freedom 2020 Fund	Mutual Fund	329,934	5,123,870
*	Fidelity Freedom 2025 Fund	Mutual Fund	151,234	1,931,252
*	Fidelity Freedom 2030 Fund	Mutual Fund	360,652	5,781,245
*	Fidelity Freedom 2035 Fund	Mutual Fund	98,087	1,293,774
*	Fidelity Freedom 2040 Fund	Mutual Fund	234,871	2,226,576
*	Fidelity Freedom 2045 Fund	Mutual Fund	5,591	60,049
*	Fidelity Freedom 2050 Fund	Mutual Fund	2,766	29,730
*	Spartan U.S. Equity Index Fund	Mutual Fund	527,615	26,475,708
*	Fidelity U.S. Bond Index Fund	Mutual Fund	1,034,099	11,230,320
*	Fidelity Balanced Fund	Mutual Fund	312,818	6,078,050
*	Fidelity Equity Income Fund	Mutual Fund	57,757	3,381,662
	Vanguard Value Index Fund	Mutual Fund	168,967	4,491,137
	Oakmark Select Class I	Mutual Fund	176,599	5,912,549
	Old Mutual Strategic Small Company Fund Class Z	Mutual Fund	78,643	1,021,571
*	Fidelity Low Priced Stock Fund	Mutual Fund	237,369	10,335,052
	Vanguard Mid Cap Index Fund	Mutual Fund	345,010	6,824,305
	LB High Income Bond Inv. CL	Mutual Fund	327,375	3,011,854
*	Fidelity Blue Chip Growth Fund	Mutual Fund	40,414	1,790,749
	Vanguard Growth Index Fund	Mutual Fund	52,073	1,550,227
*	Fidelity Mid Cap Stock Fund	Mutual Fund	231,827	6,755,443
	Pimco Total Return Fund Administrative Class	Mutual Fund	115,912	1,203,164
	Cohen & Steers Realty Shares	Mutual Fund	107,008	9,571,863
	RS Partners Class A	Mutual Fund	57,751	2,024,182
*	Participant Loans	Interest rate range 4.0% to 8.25%, maturing between 1 year and 5 years and collateralized by the participant's account balance		10,607,366
	Total investments			$ 336,505,671

*   This is a related party to the Plan's trustee, Fidelity Management Trust Company, a party-in-interest for which a statutory exemption exists.

**   A party-in-interest as defined by ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

STMicroelectronics, Inc.
401(k) Savings Plan

Date: June 27, 2007

By: _____

Name: Steven K. Rose
Title: Vice-President
        Secretary & General Counsel
        STMicroelectronics, Inc.

INDEX TO EXHIBITS

Exhibit 23

IBDO

BDO Seidman, LLP
Accountants and Consultants

700 North Pearl, Suite 2000
Dallas, Texas 75201
Telephone: 214-969-7007
Fax: 214-953-0722

<u>Consent of Independent Registered Public Accounting Firm</u>

STMicroelectronics, Inc. 401(k) Savings Plan
Carrollton, Texas

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-06390) constituting a part of this Registration Statement of our report dated June 25, 2007, relating to the financial statements and supplemental schedule of the STMicroelectronics, Inc. 401(k) Savings Plan appearing on this Form 11-K for the year ended December 31, 2006.

BDO Seidman, LLP

Dallas, Texas
June 27, 2007

END